THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY FORUM NATIONAL INVESTMENTS LTD. FOR ALL OUTSTANDING COMMON SHARES OF HSE INTEGRATED LTD.

NOTICE OF GUARANTEED DELIVERY
For Deposit of Common Shares
of
HSE INTEGRATED LTD.
under the Offer dated August 12, 2009
made by

FORUM NATIONAL INVESTMENTS LTD.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT YOUR COMMON SHARE CERTIFICATE(S) ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO DELIVER YOUR COMMON SHARE CERTIFICATE(S) ALONG WITH ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (EASTERN TIME) ON SEPTEMBER 21, 2009, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

     This Notice of Guaranteed Delivery must be used to accept the offer dated August 12, 2009 (the “Offer”) made by Forum National Investments Ltd. (“Forum”) to purchase all of the issued and outstanding common shares of HSE Integrated Ltd. (“HSE”), including common shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of options, warrants or other securities of HSE that are convertible into or exchangeable or exercisable for common shares (collectively, the “Common Shares”), on the basis of one common share of Forum (each whole common share a “Forum Common Share”) for every four Common Shares, if certificate(s) representing the Common Shares to be deposited are not immediately available or if the holder of Common Shares (the “Shareholder”) is not able to deliver the certificate(s) and all other required documents to Kingsdale Shareholder Services Inc., the depositary for the Offer (the “Depositary”), at its office in Toronto, Ontario at or prior to the Expiry Time.

     The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Certain terms used but not defined in this Notice of Guaranteed Delivery are defined in the Glossary to the Offer and Circular and have the respective meanings ascribed thereto in the Glossary.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

     If a Shareholder wishes to deposit Common Shares under the Offer and either the certificate(s) representing the Common Shares are not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made only at the principal office of the Depositary in Toronto, Ontario, by or through an Eligible Institution (as defined below);

(b)	this Notice of Guaranteed Delivery, or a manually signed facsimile hereof, properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form set out below, is received by the Depositary at or prior to the Expiry Time at its office in Toronto, Ontario set out in this Notice of Guaranteed Delivery; and

(c)	the certificate(s) representing all deposited Common Shares, and, if the Separation Time has occurred before the Expiry Time in proper form of transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile thereof), relating to such deposited Common Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by such Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal at or prior to 5:00 p.m. (Eastern time) on the third trading day on the Toronto Stock Exchange (“TSX”) after the Expiry Date; and

     This Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario set out in this Notice of Guaranteed Delivery and must include a signature guarantee by an Eligible Institution in the form set out in this Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying Common Share certificate(s) with all other required documents to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

     An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

     The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by Forum under the Offer will be made only after timely receipt by the Depositary of certificate(s) representing the Common Shares, a Letter of Transmittal, or a manually signed facsimile thereof, properly completed and executed, covering such Common Shares, with the signature(s) guaranteed, if so required, in accordance with the instructions set out in the Letter of Transmittal, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Eastern time) on the third trading day on the TSX after the Expiry Date. The undersigned also understands and acknowledges that under no circumstances will interest accrue or any amount be paid by Forum or the Depositary to persons depositing Common Shares by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer, and that the consideration for the Common Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Common Shares delivered to the Depositary before the Expiry Time, even if the certificate(s) representing all of the deposited Common Shares to be delivered pursuant to the guaranteed delivery procedures set forth in Section 5 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, are not so delivered to the Depositary and, therefore, payment by the Depositary on account of such Common Shares is not made until after the take up and payment for the Common Shares under the Offer.

     All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is, to the extent permitted by applicable laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

     Shareholders should contact the Information Agent and Depositary or their broker, dealer, commercial bank, trust company or other nominee for assistance in accepting the Offer and in depositing Common Shares with the Depositary. Contact details for the Information Agent and Depositary are provided at the end of this Notice of Guaranteed Delivery. TO: FORUM NATIONAL INVESTMENTS LTD.

AND TO: KINGSDALE SHAREHOLDER SERVICES INC., as Depositary

By Mail:	By Registered Mail,	By Facsimile Transmission:
By Hand or By Courier:

The Exchange Tower	The Exchange Tower West,	416-867-2271
130 King Street	130 King Street	Toll Free: 1-866-545-5580
West, Suite 2950	Suite 2950
P.O. Box 361	Toronto, Ontario
Toronto, Ontario	M5X 1C7
M5X 1E2

     THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY HAND OR COURIER OR TRANSMITTED BY FACSIMILE OR MAILED TO THE DEPOSITARY AT ITS OFFICE IN TORONTO, ONTARIO SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY AND MUST INCLUDE A SIGNATURE GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY.

     DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY AND THE LETTER OF TRANSMITTAL TO AN ADDRESS OR TRANSMISSION VIA FACSIMILE TO A FACSIMILE NUMBER OTHER THAN THOSE SET OUT ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

     TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATES TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

     THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

     DO NOT SEND CERTIFICATES REPRESENTING HSE COMMON SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMMON SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

     The undersigned hereby deposits with Forum, upon the terms and subject to the conditions set forth in the Offer and Circular and the Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares pursuant to the guaranteed delivery procedure set forth in Section 5 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

BOX 1
HSE COMMON SHARES* (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
Certificate Number(s) (if available)	Name(s) in which Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited*

TOTAL:

* Unless otherwise indicated, the total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited.

SHAREHOLDER SIGNATURE
By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by	Dated: _____________, 2009

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative
(please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number

GUARANTEE OF DELIVERY
(Not to be used for signature guarantee)

The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (an “Eligible Institution”) guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Common Shares deposited hereby, in proper form for transfer together with delivery of a properly completed and executed Letter of Transmittal, or a manually signed facsimile copy thereof, and all other documents required by the Letter of Transmittal, (a) all at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX after the Expiry Date.
Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name
(please print or type)

Title

Postal/Zip Code	Date

Area Code and Telephone Number

The Depositary and Information Agent for the Offer is:

By Mail The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	By Registered, by Hand or by Courier The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-866-879-7644

E-mail: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272